

Mail Stop 3561

May 14, 2009

Mr. Gerald Lau
President and Chief Executive Officer
Biopack Environmental Solutions Inc.
Room 905, 9/F, Two Chinachem Exchange Square
338 King's Road, North Point, Hong Kong

> **Re: Biopack Environmental Solutions Inc.**
> **Form 8-K Filed May 12, 2009**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your Item 4.01 Form 8-K and have the following comments with respect to your change in accountants. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the disclosure that Wong Lam Leung & Kwok CPA Limited, prior to its engagement, performed annual audit reviews for all of your subsidiaries and has prepared consolidated financial statements for Roots Biopack Group Ltd. and Starmetro Group Limited during the years ended December 31, 2008 and 2007 and the subsequent interim period through April 30, 2009. Tell us how you considered the disclosure requirements of Item 304(a)(2)(3) of Regulation S-K.

2. We note that Wong Lam Leung & Kwok CPA Limited prepared financial statements for certain of your subsidiaries. Rule 2-01 of Regulation S-X establishes that an accountant is not independent if, at any point during the audit and professional engagement period, the accountant prepares the audit client financial statements. In light of the preparation of financial statements by your new accountant, please tell us why you believe your new accountant is independent under the guidance in Rule 2-01

of Regulation S-X. In your response, describe the financial statements that were prepared by Wong Lam Leung & Kwok CPA Limited.

3. We note the disclosure that on April 30, 2009, you dismissed Gruber & Company LLC as your principal accountant. However, you filed your Item 4.01 Form 8-K on May 12, 2009. In future filings please furnish your Form 8-K within four business days after occurrence of the event pursuant to the general instructions in Form 8-K.

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Please respond to our comments within five business days or tell us when you will respond. Please furnish a cover letter with your filing that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding our comments and related matters.

         Sincerely,

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel and
         Health Care Services